Exhibit 99.1

CORPORATE RELEASE	12 March 2024

Manchester United Plc Reports

Second Quarter Fiscal 2024 Results

Key Points

•	Club announced the completion of the minority investment by Sir Jim Ratcliffe which includes an additional $300 million of primary investment, $200 million of which was received upon completion

•	Club announced the appointment of Omar Berrada as CEO

•	Club achieved record 2Q revenues of £225.8 million driven primarily by UEFA Champions League participation benefit and continued strong Matchday momentum with record attendance for all teams

•	Both the Men and Women’s first teams advanced to the quarterfinals of the Men and Women’s FA Cup competitions with matches scheduled for mid-March

•	The Men’s first team loaned out a total of 11 players in the January transfer window, while the Women’s team loaned out two players

•	Club announced a new partnership with SCAYLE to provide a best-in-class e-commerce experience beginning Fiscal 2025

•	On 8 March, the Club announced the creation of a task force to explore options for stadium development at Old Trafford and regeneration of the surrounding area

•	Club announced a return to the USA for Summer Tour 2024 with matches scheduled for Los Angeles, California on 27 July and Columbia, South Carolina on 3 August with an additional US match to be announced

MANCHESTER, England – 12 March 2024 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2024 fiscal second quarter ended 31 December 2023.

Cliff Baty, Chief Financial Officer, said: “We delivered strong revenues during the first half of the fiscal year and have reiterated our guidance for record revenues for the full fiscal year. This is an exciting time at Manchester United following the completion of Sir Jim Ratcliffe’s investment, and we are all focused on working together with our new co-owners to drive the club forward and deliver success on the pitch.”

Outlook

For fiscal 2024, the Company reiterates its previous revenue guidance of £635 million to £665 million and its previous adjusted EBITDA guidance of £125 million to £150 million.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2023/24 season	7	13	9	9	38
2022/23 season	6	10	10	12	38
2021/22 season	6	12	11	9	38

Key Financials (unaudited)

£ million (except	Three months ended 31 December			Six months ended 31 December
earnings/(loss) per share)	2023	2022	Change	2023	2022	Change
Commercial revenue	71.8	78.7	(8.8)%	162.2	166.1	(2.3)%
Broadcasting revenue	106.4	58.7	81.0%	145.7	93.7	55.5%
Matchday revenue	47.6	29.9	59.2%	75.0	51.2	46.5%
Total revenue	225.8	167.3	34.9%	382.9	311.0	23.1%
Adjusted EBITDA(1)	91.4	48.3	88.8%	114.7	71.9	59.5%
Operating profit/(loss)	27.5	(2.9)	1,048.3%	29.4	(6.3)	566.7%

Profit/(loss) for the period (i.e. net income/(loss))	20.4	6.3	223.8%	(5.3)	(20.2)	73.8%
Basic earnings/(loss) per share (pence)	12.49	3.87	222.7%	(4.14)	(12.39)	66.6%
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss)(1)	19.3	(10.1)	291.1%	10.7	(20.0)	153.5%
Adjusted basic earnings/(loss) per share (pence)(1)	11.83	(6.18)	291.4%	6.56	(12.26)	153.5%

Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted profit/(loss) for the period and adjusted basic earnings/(loss) per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 December 2023 was £260.0 million and total current borrowings including accrued interest payable was £266.8 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £71.8 million, a decrease of £6.9 million, or 8.8%, over the prior year quarter.

•	Sponsorship revenue was £39.2 million, a decrease of £11.2 million, or 22.2%, over the prior year quarter, primarily due to a one off sponsorship credit in the prior year quarter.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £32.6 million, an increase of £4.3 million, or 15.2%, over the prior year quarter, due to the extension of our contract with Adidas and strong megastore performance.

Broadcasting

Broadcasting revenue for the quarter was £106.4 million, an increase of £47.6 million, or 81.0%, over the prior year quarter, primarily due to the men’s first team participating in the UEFA Champions League compared to the UEFA Europa League in the prior year.

Matchday

Matchday revenue for the quarter was £47.6 million, an increase of £17.7 million, or 59.2%, over the prior year quarter, primarily due to playing two more home games in the current year quarter compared to the prior year quarter and the men’s first team participating in the UEFA Champions League rather than the UEFA Europa League.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £198.7 million, an increase of £31.1 million, or 18.6%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £95.1 million, an increase of £17.8 million, or 23.0%, over the prior year quarter, as a result of the men’s first team participating in the UEFA Champions League in the current year, compared to the UEFA Europa League in the prior year.

Other operating expenses

Other operating expenses for the quarter were £39.3 million, a decrease of £2.4 million, or 5.8%, over the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £4.2 million, compared to £3.6 million in the prior year quarter. Amortization for the quarter was £50.5 million, an increase of £5.5 million, or 12.2%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations at 31 December 2023 was £494.2 million.

Exceptional items

Exceptional items for the quarter were a cost of £9.6 million. This comprises of costs incurred in relation to the Group’s strategic review and agreed sale of 25% of Class B shares and up to 25% of Class A shares to Sir Jim Ratcliffe. Exceptional items in the prior year quarter were £nil. Further exceptional items have been recognized in the third quarter of fiscal 2024, after Premier League and Football Association approval of the deal was received.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £0.4 million, compared to a loss of £2.6 million for the prior year quarter.

Net finance (costs)/income

Net finance costs for the quarter were £0.3 million, compared to net finance income of £12.1 million in the prior year quarter, primarily due to a lower gain on re-translation of unhedged USD borrowings.

Income tax

The income tax expense for the quarter was £6.8 million, compared to an income tax expense of £2.9 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £18.0 million in the quarter to 31 December 2023, compared to an increase of £6.7 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £46.6 million, compared to £61.5 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £2.8 million, an increase of £0.1 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £35.7 million, an increase of £5.8 million over the prior year quarter.

Net cash inflow from financing activities for the quarter was £59.7 million, compared to £99.4 million in the prior year quarter. This is due to a £60.0 million drawdown on the revolving credit facilities in the current quarter compared to a £100.0 million drawdown on the revolving credit facilities in the prior year quarter.

Balance sheet

Our USD non-current borrowings as of 31 December 2023 were $650 million, which was unchanged from 31 December 2022. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2040 at 31 December 2022 to 1.2746 at 31 December 2023, our non-current borrowings when converted to GBP were £506.5 million, compared to £535.7 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 December 2023 were £266.8 million compared to £206.2 million at 31 December 2022.

As of 31 December 2023, cash and cash equivalents were £62.8 million compared to £31.0 million at the prior year quarter, primarily due to the drawdowns on our revolving facilities, offset by investment in the first team playing squad.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance (costs)/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit/(loss) on disposal of intangible assets and exceptional items), capital structure (primarily finance (costs)/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges related to exceptional items, foreign exchange gains/(losses) on unhedged US dollar denominated borrowings and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and adding/subtracting the adjusted tax credit/expense for the period (based on an normalized tax rate of 21%; 2022: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2022: 21%) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted loss for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
Revenue
Commercial % of total revenue	31.8%	47.0%	42.4%	53.4%
Broadcasting % of total revenue	47.1%	35.1%	38.0%	30.1%
Matchday % of total revenue	21.1%	17.9%	19.6%	16.5%

	2023/24 Season	2022/23 Season	2023/24 Season	2022/23 Season
Home Matches Played
PL	6	4	10	7
UEFA competitions	3	2	3	3
Domestic Cups	1	2	2	2
Away Matches Played
PL	7	6	10	9
UEFA competitions	2	2	3	3
Domestic Cups	-	-	-	-
Other
Employees at period end	1,146	1,233	1,146	1,233
Employee benefit expenses % of revenue	42.1%	46.2%	48.4%	51.3%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 Andrew.Ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2023	2022	2023	2022
Revenue from contracts with customers	225,756	167,368	382,852	311,022
Operating expenses	(198,661)	(167,640)	(383,423)	(331,284)
Profit/(loss) on disposal of intangible assets	399	(2,588)	29,880	14,020
Operating profit/(loss)	27,494	(2,860)	29,309	(6,242)
Finance costs	(16,593)	(26,277)	(37,842)	(21,956)
Finance income (1)	16,318	38,392	2,948	3,083
Net finance (costs)/income	(275)	12,115	(34,894)	(18,873)
Profit/(loss) before income tax	27,219	9,255	(5,585)	(25,115)
Income tax (expense)/credit	(6,845)	(2,949)	202	4,905
Profit/(loss) for the period	20,374	6,306	(5,383)	(20,210)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	12.49	3.87	(3.30)	(12.39)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings/(loss) per share (thousands)	163,159	163,062	163,159	163,062
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence) (2)	12.44	3.85	(3.30)	(12.39)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings/(loss) per share (thousands) (2)	163,723	163,605	163,159	163,062

(1) Each element of finance income is split based on its position in both the 3 months ended 31 December 2023 and the 6 months ended 31 December 2023. In the current year, exchange rate fluctuations have resulted in income for the 3 months ended 31 December 2023 that is greater than the total net position across the 6 months ended 31 December 2023.

(2) For the six months ended 31 December 2023 and 31 December 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2023	30 June 2023	31 December 2022
ASSETS
Non-current assets
Property, plant and equipment	255,246	253,282	243,434
Right-of-use assets	8,199	8,760	3,353
Investment properties	19,853	19,993	20,133
Intangible assets	922,527	812,382	871,529
Trade receivables	24,498	22,303	21,224
Derivative financial instruments	200	7,492	22,189
	1,230,523	1,124,212	1,181,862
Current assets
Inventories	4,024	3,165	3,272
Prepayments	26,945	16,487	26,087
Contract assets – accrued revenue	61,819	43,332	53,505
Trade receivables	81,388	31,167	116,409
Other receivables	2,065	9,928	2,426
Income tax receivable	-	5,317	4,479
Derivative financial instruments	2,439	8,317	7,876
Cash and cash equivalents	62,809	76,019	31,045
	241,489	193,732	245,099
Total assets	1,472,012	1,317,944	1,426,961

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2023	30 June 2023	31 December 2022
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(25)	4,002	2,249
Retained deficit	(200,558)	(196,652)	(189,097)
	96,017	103,950	109,752
Non-current liabilities
Deferred tax liabilities	924	3,304	2,413
Contract liabilities - deferred revenue	8,059	6,659	7,274
Trade and other payables	189,891	161,141	160,495
Borrowings	506,509	507,335	535,654
Lease liabilities	7,704	7,844	2,475
Derivative financial instruments	1,482	748	519
Provisions	-	93	89
	714,569	687,124	708,919
Current liabilities
Contract liabilities - deferred revenue	149,643	169,624	160,554
Trade and other payables	231,701	236,472	227,772
Income tax liabilities	775	-	-
Borrowings	266,792	105,961	206,246
Lease liabilities	861	1,036	804
Derivative financial instruments	591	931	-
Provisions	11,063	12,846	12,914
	661,426	526,870	608,290
Total equity and liabilities	1,472,012	1,317,944	1,426,961

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2023	2022	2023	2022
Cash flows from operating activities
Cash used in operations (see supplemental note 4)	(38,012)	(56,633)	(12,141)	(53,014)
Interest paid	(8,182)	(4,595)	(18,756)	(14,223)
Interest received	223	59	572	77
Tax (paid)/refunded	(561)	(340)	5,256	(392)
Net cash outflow from operating activities	(46,532)	(61,509)	(25,069)	(67,552)
Cash flows from investing activities
Payments for property, plant and equipment	(2,811)	(2,706)	(11,840)	(7,099)
Payments for intangible assets	(35,729)	(29,868)	(167,942)	(129,892)
Proceeds from sale of intangible assets	7,913	2,071	33,582	13,733
Net cash outflow from investing activities	(30,627)	(30,503)	(146,200)	(123,258)
Cash flows from financing activities
Proceeds from borrowings	60,000	100,000	160,000	100,000
Principal elements of lease payments	(300)	(571)	(500)	(1,449)
Net cash inflow from financing activities	59,700	99,429	159,500	98,551
Effects of exchange rate changes on cash and cash equivalents	(561)	(649)	(1,441)	2,081
Net (decrease)/increase in cash and cash equivalents	(18,020)	6,768	(13,210)	(90,178)
Cash and cash equivalents at beginning of period	80,829	24,277	76,019	121,223
Cash and cash equivalents at end of period	62,809	31,045	62,809	31,045

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Profit/(loss) for the period	20,374	6,306	(5,383)	(20,210)
Adjustments:
Income tax expense/(credit)	6,845	2,949	(202)	(4,905)
Net finance costs/(income)	275	(12,115)	34,894	18,873
(Profit)/loss on disposal of intangible assets	(399)	2,588	(29,880)	(14,020)
Exceptional items	9,595	-	9,595	-
Amortization	50,495	44,971	97,340	85,110
Depreciation	4,153	3,609	8,255	7,087
Adjusted EBITDA	91,338	48,308	114,619	71,935

3	Reconciliation of profit for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Three months ended 31 December		Six months ended 31 December
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Profit/(loss) for the period	20,374	6,306	(5,383)	(20,210)
Exceptional items	9,595	-	9,595	-
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(13,332)	(37,737)	421	2,703
Fair value loss/(gain) on embedded foreign exchange derivatives	946	15,720	9,109	(2,892)
Income tax expense/(credit)	6,845	2,949	(202)	(4,905)
Adjusted profit/loss before income tax	24,428	(12,762)	13,540	(25,304)

Adjusted income tax (expense)/credit (using a normalized tax rate of 21% (2021: 21%))	(5,130)	2,680	(2,843)	5,314
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))	19,298	(10,082)	10,697	(19,990)

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	11.83	(6.18)	6.56	(12.26)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic earnings/(loss) per share (thousands)	163,159	163,062	163,159	163,062
Adjusted diluted earnings/(loss per share:
Adjusted diluted earnings/(loss) per share (pence)(1)	11.79	(6.18)	6.53	(12.26)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted earnings/(loss) per share (thousands) (1)	163,723	163,062	163,723	163,062

(1) For the three and six months ended 31 December 2022 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash used in operations

	Three months ended 31 December		Six months ended 31 December
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Profit/(loss) for the period	20,374	6,306	(5,383)	(20,210)
Income tax expense/(credit)	6,845	2,949	(202)	(4,905)
Profit/(loss) before income tax	27,219	9,255	(5,585)	(25,115)
Adjustments for:
Depreciation	4,153	3,609	8,255	7,087
Amortization	50,495	44,971	97,340	85,110
(Profit)/loss on disposal of intangible assets	(399)	2,588	(29,880)	(14,020)
Net finance costs/(income)	275	(12,115)	34,894	18,873
Non-cash employee benefit expense – equity-settled share-based payments	736	626	1,476	1,155
Foreign exchange losses/(gains) on operating activities	619	5,140	477	3,967
Reclassified from hedging reserve	250	(367)	(2)	(530)
Changes in working capital:
Inventories	1,022	480	(859)	(1,072)
Prepayments	9,286	4,638	(10,833)	(10,928)
Contract assets – accrued revenue	(14,476)	(7,366)	(18,487)	(17,266)
Trade receivables	(39,110)	(64,070)	(44,355)	(48,087)
Other receivables	9,612	(497)	7,863	(857)
Contract liabilities – deferred revenue	(64,780)	(23,898)	(18,581)	(14,716)
Trade and other payables	(23,602)	(19,821)	(31,839)	(36,974)
Provisions	688	194	(2,025)	359
Cash used in operations	(38,012)	(56,633)	(12,141)	(53,014)